BACCHUS LAW GROUP	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177
Corporate & Securities Law

November 27, 2006

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Hemis Corporation (the “Company”)
Amendment No. 3 to Form SB-2 Registration Statement
File No. 333-135946

In response to your comment letter dated November 16, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 3 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Prospectus Summary – page 6

Our Business – page 8

1.	Please expand your disclosures to clarify the fair value of the shares issued in connection with the option agreements.

RESPONSE:

We have added the following disclosures to the two share issuances:

"… $200,000 and 25,000 common shares by June 18, 2007 (on October 23, 2006, we issued the 25,000 shares at $0.95 per share, the fair market value of the shares on the date of issuance, for a total value of $23,750);"

"… pay $25,000 and issue 25,000 common shares by October 14, 2006 (which has already been paid and delivered, on October 10, 2006, we issued the 25,000 common shares at $0.95 per share, the fair market value of the shares on the date of issuance, for a total value of $23,750);"

Description of Business – page 33

El Tigre Property – page 48

2.

In the revised disclosure you indicate that the El Tigre property is an “excellent candidate” for “low cost heap leach extraction methods.” We understand that a number of governmental bodies have banned the use of these methods due to the environmental damage they cause. Please discuss the environmental consequences and potential costs of employing these methods and indicate whether any federal or state governmental bodies in Mexico have been banned or are considering banning the use of these methods. Also, please provide appropriate risk factor disclosure or explain to us why this would not be appropriate.

RESPONSE:

We have added the following disclosure:

" The heap leach process is a process of extracting gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained gold, which is then recovered in metallurgical processes. Some governmental bodies, including the State of Montana, have banned the use of this method because of environmental concerns. Neither Mexico, nor the State of Sonora in Mexico have banned the use of this method and our management is not aware that any government body in Mexico is considering banning this method.

The chief environmental consequence of the heap leach process is the accidental release of cyanide from the site. This can happen either as a result of a tailings dam failure or during overflow of the pregnant solution pond during intense rainfall. According to our geologist, Dr. Oliver, Hemis can prevent both of these situations by designing the processing facility to prevent the possibility of either of these happening in even worst-case scenarios. The tailings pond should be professionally designed and constructed with quality assurance personnel monitoring the process at all stages. The pregnant pond should be designed to retain the water from a 100-year flood. In professionally designed and operated mines there should not be a significant risk of accidental release of cyanide.

The costs of building and operating a professionally designed mine is an integral part of mine construction and we do not anticipate it would add any unusual or significant expense to our cost of operations, should we decide to use the heap leach process on a gold deposit if we find one."

The Company does not consider it appropriate to include a risk factor on environmental risks of heap leach extraction methods because the possibility of using the method is remote and will only occur if the Company discovers a commercially viable ore body, and even if that occurs, the Company would only use heap leach extraction if it first professionally designed and constructed the processing facility so that the risk of cyanide solution accidentally releasing would be insignificant.

3.

We note the new reference to a buried “molybdenum porphyry” in the discussion on page 49. Please discuss the significance of this to your planned operations. Currently, there is no disclosure in the document discussing the market for molybdenum, your intention to mine this substance or how mining this substance fits into your plan of operations. Since Dr. Oliver indicates that “additional exploration is warranted for the molybdenum,” you need to revise your document to include the appropriate information about this ore. We may have further comment.

RESPONSE:

We have added the following disclosure to our Prospectus Summary at page 6:

" We intend to explore for gold and molybdenum (a mineral used in the production of steel) on the El Tigre and La Centela properties. At this time our plan of operation is to explore for gold on the Santa Rita and Porvenir properties. If we discover that any of any of our optioned properties hold potential for other minerals for which our management believe exploration is warranted, then we will we will include in our plan of operation exploration for those minerals."

We have revised the risk factors in include a reference to molybdenum, where appropriate.

We have added the following to our Plan of Operations at page 35:

" We intend to primarily explore for gold and molybdenum, but if we discover that any of our mineral properties hold potential for other minerals that our management determines are worth exploring further, then we will explore for those other minerals. "

In our description of the results of Dr. Oliver's report at page 50, we now include the following:

" In his report, Dr. Oliver states that evidence supports the possible existence of a "molybdenum porphyry" deposit at El Tigre. Molybdenum is a hard, silvery-white metallic element used to toughen alloy steels and soften tungsten alloy. An essential trace element in plant nutrition, it is used in fertilizers, dyes, enamels, and reagents. The main end use of molybdenum is steel. Multiple granitic intrusions are a key characteristic of this type of deposit. Similarly, the quartz-orthoclase veins that host the molybdenite may, according to Dr. Oliver, represent leakage from a buried "molybdenum porphyry". Dr. Oliver notes that although the presence of a molybdenum deposit is highly speculative, there has been a dramatic increase in the price of molybdenum over the past few years, so that the additional exploration for molybdenum is warranted.

According to market analyst Roskill (www.roskill.com/reports/molybdenum), molybdenum prices started rising rapidly in March 2004 as a result of growing demand for molybdenum, mainly in stainless steel. In May 2005, prices peaked between $40 and $50/lb, compared with an average price of about $4.50/lb in the ten years up to 2004. In its 2006 report, Roskill estimates that the global market for molybdenum has grown from about 100 kilotons (kt) in 1990 to 181kt in 2005, an average year-on-year growth rate of 4.3% . This can be compared to a world real GDP growth rate of 2.9% per year. Mine production of molybdenum increased from about 140kt in 2002 to 180kt in 2005.

The exploration plan for El Tigre has been amended and now reads as follows: "

Description of Phase of Exploration	Description of Exploration Work Required
	Gold	Molybdenum
Phase 1 Drilling	Eight diamond-drill core holes to test near-surface gold mineralization. Estimated total footage: 600 feet per hole for a total of approximately 3,000 feet	One deep core hole of approximately 1,500 feet deep to explore for molybdenum mineralization.
Data Evaluation	Evaluate drill data	Evaluate drill data

The anticipated timetable and estimated budget for completion of each stage of exploration are as follows:

Stage of Exploration	Anticipated Timetable for Completion	Estimated Cost of Completion (including exploration for Gold and Molybdenum)
Phase 1 Drilling	Fourth quarter of 2006/first quarter of 2007	$100,000
Data Evaluation	First quarter of 2007	$100,000

We plan to use core drilling for sampling rather then reverse-circulation drilling since access is an issue at El Tigre and it is easier to move a core rig into the property. We have a verbal commitment from Cabo Drilling to provide us with a core rig and crew during early December 2006 for both our gold and molybdenum exploration drilling program."

Financial Statements

General

4.	Please revise your filing to include updated financial statements and related disclosures through September 30, 2006 as required by Item 310(g) of Regulation S-B.

RESPONSE:

We have updated the financial statements and related disclosures to include the period ended September 30, 2006.

Summary Financial Information – page 11

5.

It appears that you have not revised your loss per share information presented here and in MD&A on page 50 to exclude the 10,000,000 options outstanding from the denominator of your computation consistent with your response to our previous comment 16. Please revise your loss per share computations throughout your filing to reflect the appropriate amounts and revise the notes to the financial statements to provide the disclosure required by paragraph 40(c) of SFAS 128.

RESPONSE:

We have updated the loss per share disclosure in the MD&A and the computation is consistent throughout the filing. We have included in Note A, Summary of Significant Accounting Policies, Net Earnings (Losses) Per Common Share, the disclosure required by paragraph 40(c) of SFAS 128. While we believe our disclosure is adequate and in accordance with U.S. generally accepted accounting principles, we will revise and repeat the disclosure in Note G in our amended SB2/A.

Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

Stock Based Compensation – page F-10

6.

We acknowledge your responses to our previous comment 14 and to comments 49 and 53 of our August 18, 2006 letter. It is unclear why you disclose a five-year service period for the options issued to Messrs. Weiss and Meier when the management agreements with these individuals have no specified termination date. Section 7.1 of the management agreement states “Either the Company or the Executive may terminate this Agreement at any time, provided that 14 days’ notice has been delivered by the party terminating the Agreement.” It appears that the management agreements provide for an exercise period of five years after the date the options are granted but this period appears to be the life of the options and not the relevant service period. Although you indicate in your September 26, 2006 response to our previous comment 53 that the options were subject to forfeiture, it is not evident from the terms of the management agreements. Absent specific reasonable service periods, the vesting period is presumed to be the service period as this is the period in which the optionee must perform to earn the irrevocable right to the award. Please explain to us in detail why you believe a five-year service period is appropriate when your management agreements do not appear to specify a period or revise your accounting and disclosure to record the compensation over the vesting period.

RESPONSE:

The options were granted to Meier and Weiss pursuant to the management agreements for their services in the capacity as consultants and advisors. At the Company’s inception in February, 2005, the Company had no assets, no liabilities, no operations and a negative book value. From the Company’s inception, Weiss and Meier were also officers of the Company in addition to their primary roles as consultants and advisors. Section B of the “Option Agreements” (now attached as exhibits) the Company entered into with Meier and Weiss clearly states “The Company wishes to compensate the Optionee for services he has previously provided to the Company and for services that he will be providing to the Company over the next 5 years”. The options vested in full at grant and are exercisable anytime within 5 years from the grant date. The Company valued the options at grant and amortized the costs over the period that the services will be provided (5 years). Although highly unlikely, should Meier or Weiss terminate the management agreement within 5 years, the Company has no rights to cancel the options issued and will charged all unamortized costs to operations at that time. The costs of the options were recognized at grant and were deferred over the service period of 5 years. While the Company believes its policy accounting for the options granted is reasonable and in accordance with U.S. generally accepted accounting principles, the Company will revise its footnote disclosure to clearly indicate the period over which the compensation is covered.

7.

Please revise your disclosure added in response to our previous comment 15 to clearly reference the authoritative guidance you follow and clearly indicate the period over which you record compensation and how you determine that period.

RESPONSE:

We have revised our disclosure to clearly reference the authoritative guidance we followed. We have also revised our footnote to indicate the policy followed when determining the measurement date and the period over which we record compensations.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

/s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC